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FORM 5           U.S. SECURITIES AND EXCHANGE
                         COMMISSION                          OMB
                    Washington, D.C. 20549                 APPROVAL

 Check box if no                                OMB Number    3235-0362
 longer subject to                              Expires:   February 1,
 Section 16.  Form                                               1994
 4 or Form 5 obligations                        Estimated average burden
 may continue.  See                             hours per response   1.0
 Instruction 1(b).
 Form 3 Holdings Reported
 Form 4 Transactions Reported

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of
   1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1 Name and Address      2 Issuer Name and            6 Relationship of
  of Reporting            Ticker or Trading            Reporting Person
  Person                  Symbol                       to Issuer
                                                       (check all
                                                         applicable)

  Fastiff, Wesley J.      The Harper Group  HARG         X Director
                                                           10% Owner
                        3 IRS or Social   4 Statement      Officer
  650 California Street  Security Number   for Month/    (give the title
  27th Floor              of Reporting      Year            below)
  San Francisco,          Person                           Other
                           (Voluntary)      May, 1996      (specify
  California  94108                                         below)
                          ###-##-####                     ________________


                           Table I -  Non-Derivative Securities Acquired,
                                      Disposed of, or Beneficially Owned

1 Title    2 Trans-  3 Trans-  4 Secur-          5 Amount     6 Own-   7 Nature
  of Secur-  action    action    ities             of Secur-    ership   of
  ity        Date      Code      Acquired          ities Bene-  Form:    Indir-
  (Instr.              (Instr.   (A) or            ficially     Direct   ect
    3)       (Month/      8)     Disposed          Owned at     (D) or   Bene-
               Day/              of (D)            End of       Indir-   ficial
               Year)             (Instr.           Issuer's     ect(I)   Owner-
                                  3,4,and          Fiscal       (Instr.  ship
                                   5)              Year (Instr.   4)     (Instr
                                                   3 and 4)                4)
                                     (A) or
                              Amount (D)    Price


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

                           Table II - Derivative Securities Acquired, Disposed
                                      of, or Beneficially Owned (e.g., puts,
                                      calls, warrants, options, convertible
                                      securities)

1 Title of   2 Conver-  3 Trans-  4 Trans-   5 Number of  6 Date Exercisable  7 Title and  8 Price  9 Number  10 Owner-  11 Nature
  Derivative   sion or    action    action     Derivative   and Expiration      Amount of    of       of         ship of    of
  Security     Exercise   Date      Code       Securities   Date (Month/Day/    Underlying   Deriv-   Deriv-     Deriva-    Indir-
 (Instr. 3)    Price of  (Month/   (Instr. 8)  Acquired     Year)               Securities   ative    ative      tive       ect
               Deriva-    Day/                (A) or                           (Instr. 3     Secur-   Secur-     Secur-     Bene-
               tive       Year)                Disposed of                      and 4)       ity      ities      ity:       ficial
               Security                       (D) (Instr.                                   (Instr.   Bene-      Direct     Owner-
                                               3,4, and 5)                                   5)       ficially  (D) or      ship
                                                                                                      Owned at   Indirect  (Instr.
                                                                                                      End of    (I)          4)
                                                                                       Amount         Year      (Instr. 4)
                                                            Date     Expira-           or            (Instr.
                                                            Exer-    tion              Number         4)
                                               (A)  (D)     cisable  Date       Title  of Shares

Options to    $17.34     5/14/1996     A        A           25%      8/21/2000  Common  20,000        20,000       D
purchase                                                   annual               Stock
Common Stock*                                              vesting
                                                           starting
                                                           8/21/1996








Explanation of Responses:

 *On May 14, 1996 the stockholders of the Company approved a Stock Option Plan for Non-Employee Directors, pursuant to which a grant of options to purchase 20,000 shares of Common Stock was approved.



                                      ___________________________   __________
                                       ** Signature of Reporting       Date
                                                 Person

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                               SEC 2270 (3/91)